Exhibit 99.1

NYSE: MMA Investor and Strategic Advisor Conor McGregor’s UFC Return Sparks Ticket Frenzy Ahead of July 11 in Las Vegas

Highlights

●	UFC 329: McGregor vs. Holloway 2 is scheduled for July 11, 2026 at T-Mobile Arena in Las Vegas during UFC International Fight Week

●	Sports Illustrated and Yahoo Sports have reported that ticket demand has surged, with listed resale prices including front-row seats above $43,000

●	McGregor’s role as both an investor and strategic advisor gives MMA.INC direct strategic alignment with one of the most watched athlete comeback stories in global sport

●	MMA.INC intends to commercially leverage the heightened global attention surrounding Conor’s return across its growing combat sports technology and participation ecosystem

●	MMA.INC longstanding relationships with McGregor and co-founder Kavanagh positions the Company close to one of the most significant fan engagement moments in MMA

New York, NY – JUNE 1, 2026 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company” and doing business as MMA.INC), a technology driven ecosystem at the forefront of the global combat sports industry, today highlighted the extraordinary global response following the announcement that investor and strategic advisor Conor McGregor will return to competition on July 11, 2026.

According to recent reports by Sports Illustrated and Yahoo Sports, demand for tickets has intensified sharply following the announcement of McGregor’s return, with listed resale prices including front-row seats above $43,000 and floor seats above $4,000. The UFC has confirmed that UFC 329: McGregor vs. Holloway 2 will headline International Fight Week at T-Mobile Arena in Las Vegas.

Widely regarded as one of the biggest commercial attractions in combat sports history, McGregor’s return has rapidly become one of the most talked about events in global sport, generating substantial media coverage, fan engagement and social media activity across international markets.

For MMA.INC, the heightened attention surrounding McGregor aligns closely with the Company’s strategy of building the leading technology, participation and fan engagement platform serving the global combat sports industry.

McGregor is both an investor and strategic advisor to MMA.INC, while renowned coach John Kavanagh, McGregor’s long-time mentor and Head Coach, serves as a co-founder of the Company. Together, these relationships provide MMA.INC with deeply authentic connections to two of the most influential figures in the modern history of mixed martial arts.

The Company believes the extraordinary demand surrounding McGregor’s comeback reinforces the scale of the global combat sports audience and highlights the significant commercial opportunity associated with connecting fans, athletes, coaches and gyms through a unified participation ecosystem.

MMA.INC’s ecosystem includes more than 530,000 user profiles, over 100,000 active students, approximately 18,000 published gym listings and 800 verified gyms across 22 countries.

“The reaction to Conor’s return has been extraordinary,” said Nick Langton, CEO of MMA.INC.

“When tickets sell out rapidly and secondary market prices climb to these levels, it demonstrates the extraordinary commercial impact of a truly generational athlete. Few individuals in any sport have influenced fan engagement, mainstream awareness and audience growth to the extent Conor has during the past 13 years. The response to his return is yet another reminder of the scale of his influence and the enduring strength of the global MMA fan base.

Through our growing technology platform, our long time relationship with Conor as an investor and strategic advisor, and John as a co-founder, MMA.INC is uniquely positioned to participate in and leverage the attention surrounding some of the biggest moments in combat sports.”

The Company expects Conor’s fight to generate significant global attention across athletes, coaches, gyms and fans, providing opportunities to further increase awareness of MMA.INC’s growing ecosystem and its mission to become the leading participation platform for the global combat sports industry.

About Mixed Martial Arts Group Limited

With over 5 million social media followers, 530,000 user profiles, 100,000+ active students, 18,000 published gyms and 800 verified gyms across 22 countries across its various assets, MMA.INC continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders:

-	A Global Platform: Operating across 22 countries, MMA.INC connects local gyms with global communities and customers in a single, connected network of value.

-	Get Paid to Train: Engaging in training, streaming, coaching or simply supporting any activity, will earn Experience Points (XP), which is transparently logged on chain and can be redeemed for real rewards.

-	One Unified Ecosystem: With existing platform assets including BJJLink, TrainAlta, Hype and MixedMartialArts.com, MMA.INC provides a complete platform that covers training, community, content and fandom like no other.

For more information, visit www.mma.inc

Disclaimer

As we continue to develop our plans discussed above, they could change and there can be no assurance as to any final outcome.

The information provided in this press release is intended for informational purposes only and does not constitute investment advice, endorsement, analysis, or recommendations with respect to any financial instruments, investments, or issuers. This press release does not take into account the investment objectives, financial situation, or specific needs of any particular person and each individual is urged to consult their legal and financial advisors before making any investment decisions.

Forward-Looking Statements

This press release contains forward-looking statements. Any statements contained herein regarding our strategy, platform development, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements contained in this press release that are not based upon historical fact are based on current expectations, estimates, projections, opinions and/or beliefs of the Company. Such statements are not facts and involve known and unknown risks, uncertainties, and other factors. Prospective investors should not rely on these statements as if they were facts. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules, membership terms or pricing changes. Any references to verified gyms, partner gyms, user profiles refer to a database profile that has been claimed or created across the MMA.INC platform, which includes TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and any underlying forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Mixed Martial Arts Group Limited

E: andrew@mma.inc